EXHIBIT 11.0

MATTEL, INC. AND SUBSIDIARIES

COMPUTATION OF INCOME PER COMMON AND POTENTIAL COMMON SHARE

(In thousands, except per share amounts)

	For the Three Months Ended		For the Nine Months Ended
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007
BASIC
Net income	$238,098	$236,750	$203,235	$271,517

Applicable Share of Computation of Income per Share:
Weighted average common shares outstanding	360,881	386,346	361,339	390,796

Net Income Per Common Share—Basic:
Net income per common share	$0.66	$0.61	$0.56	$0.69

DILUTED
Net income	$238,098	$236,750	$203,235	$271,517

Applicable Shares for Computation of Net Income Per Share:
Weighted average common shares outstanding	360,881	386,346	361,339	390,796
Weighted average common equivalent shares arising from:
Dilutive stock options	1,914	4,948	2,260	6,449

Weighted average number of common and potential common shares	362,795	391,294	363,599	397,245

Net Income Per Common Share—Diluted:
Net income per common share	$0.66	$0.61	$0.56	$0.68